April 25, 2025

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Ave Extension
Albany, NY 12205

        Re: Soluna Holdings, Inc.
            Registration Statement on Form S-3
            Filed April 18, 2025
            File No. 333-286638
Dear John Belizaire:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets